**PRESS RELEASE**



BOMBARDIER



# BOMBARDIER INC. DIVIDENDS

**Montréal, June 1, 2004** - The Board of Directors of Bombardier Inc. has declared today the following dividends:

## Class A and Class B Shares

A dividend of $0.0225 per share on Class A Shares (Multiple Voting) and of $0.0225 per share on Class B Shares (Subordinate Voting) is payable on July 31, 2004 to the shareholders of record at the close of business on July 16, 2004.

Holders of Class B Shares (Subordinate Voting) of record at the close of business on July 16, 2004 also have a right to a priority dividend at the rate of $0.0015625 per share per year, payable in quarterly instalments of $0.000390625. The second of four instalments of $0.000390625 per share will be paid on July 31, 2004.

## Series 3 Preferred Shares

A quarterly dividend of $0.34225 per share on Series 3 Preferred Shares is payable on July 31, 2004 to the shareholders of record at the close of business on July 16, 2004.

## Series 4 Preferred Shares

A quarterly dividend of $0.390625 per share on Series 4 Preferred Shares is payable on July 31, 2004 to the shareholders of record at the close of business on July 16, 2004.

**About Bombardier**

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

**For information** Dominique Dionne
Vice President, Communication
+1 514 861-9481